Exhibit 12

Hawaiian Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
	(in thousands, except for ratio)
Earnings (Loss)
Income (loss) before income taxes	$6,309	$(82,573)	$18,168	$(81,087)

Additions:
Total fixed charges (see below)	22,019	19,505	41,803	38,087

Subtractions:
Interest capitalized	2,176	1,944	4,749	3,160
Earnings (Loss) as adjusted	$26,152	$(65,012)	$55,222	$(46,160)

Fixed Charges:
Interest on indebtedness, expensed or capitalized	$9,470	$3,844	$17,371	$6,728
Amortization of debt expense	1,252	1,045	2,399	1,355
Portion of rental expense representative of the interest factor	11,297	14,616	22,033	30,004
Total fixed charges	$22,019	$19,505	$41,803	$38,087

Ratio of earnings to fixed charges	1.19	—	1.32	—

Coverage deficiency	$—	$84,517	$—	$84,247